

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification


EXHIBIT 9:

Information Regarding Designated Compliance Officer


Form NRSRO Exhibit 9

Exhibit 9. Provide in this Exhibit the following information about the designated compliance officer (identified in Item 4) of the Applicant/NRSRO: The Acting Designated Compliance Officer for Kroll Bond Rating Agency, LLC is Rebecca Ebert, who is employed by KBRA on a full-time basis.

Ms. Ebert's employment history and educational background are presented below:

EMPLOYMENT HISTORY
Kroll Bond Rating Agency, LLC
March 2022-present, Deputy General Counsel/Acting Designated Compliance Officer
March 2020-present, Deputy General Counsel
March 2017 – March 2020, Associate General Counsel

S&P Global Ratings
August 2014 – March 2017, Associate General Counsel, Regulatory Affairs

Sandler O'Neill & Partners
May 2008 – July 2014, Managing Director & Associate General Counsel

Sidley Austin LLP
April 2005 – April 2008, Associate Attorney

United States Securities & Exchange Commission
September 2001 – March 2005, Staff Attorney/Senior Counsel, Division of Enforcement

EDUCATION
Suffolk University Law School
JD, cum laude, May 2001

University of Wisconsin – Madison
BA, Political Science, May 1996